EXHIBIT 99.1

Precision Drilling Meets Annual Capital Allocation Targets and Provides Financial and Operational Updates

CALGARY, Alberta, Jan. 06, 2026 (GLOBE NEWSWIRE) -- This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce a series of positive updates reflecting the strength of its financial performance and disciplined capital allocation strategy, including: 1) the achievement of its 2025 debt reduction target and year end liquidity update; 2) commitment to its capital allocation framework; and 3) a financial and operational update.

2025 Debt Repayment and Year End Liquidity Update

Precision reduced debt by $101 million in 2025, achieving its annual debt reduction goal. As at December 31, 2025, Precision’s outstanding debt obligations included:

  US$400 million – 6.875% unsecured senior notes due January 15, 2029
  US$100 million drawn on the Senior Credit Facility

The Company ended 2025 with a cash balance of approximately $85 million and total available liquidity of approximately $447 million.

Capital Allocation Framework Update

Precision remains firmly committed to its long-term debt reduction target of repaying $700 million between 2022 and 2027 and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio1 of below 1.0 times. Over the past four years, we have reduced our debt by $535 million and notably lowered our Net Debt to Adjusted EBITDA leverage ratio, which we expect to be approximately 1.2 times as at December 31, 2025.

During 2025, Precision returned $76 million to shareholders through share repurchases under its Normal Course Issuer Bid, meeting its annual target of allocating between 35% and 45% of free cash flow before debt repayments to share repurchases. As at December 31, 2025, the Company had 12,932,399 shares outstanding, compared to 13,779,502 as at December 31, 2024, representing a decrease of 6%.

For the past decade, Precision has prioritized its capital allocation plans, allocating $1.7 billion of its free cash flow to debt repayments and share buybacks, while investing over $1.5 billion in its fleet and completing two acquisitions. As at December 31, 2025, our annual run rate interest expense is approximately US$34 million compared to US$104 million in 2016.

With a robust free cash flow outlook in 2026, we plan to further reduce our debt while increasing our share buyback allocation. In February, we will provide specific capital allocation plans and targets for 2026.

  Net Debt to Adjusted EBITDA leverage ratio is a Non-GAAP measure. Please refer to page 41 of Precision’s Annual Report for the year ended December 31, 2024 for more information.

Financial and Operational Update

Financial Results

Precision intends to release its 2025 fourth quarter results after markets close on Wednesday, February 11, 2026. Fourth quarter drilling field margins in Canada and the U.S. are expected to align with previous guidance. With a closing share price of $98.49 on December 31, 2025, share-based compensation expense for the fourth quarter and full year is expected to be approximately $6 million and $24 million, respectively, which also aligns with previous guidance. As demand for drilling rigs continues to primarily focus on Super Series rigs, we decommissioned 31 of 215 marketable rigs across our global fleet in the fourth quarter and expect to recognize a non-cash asset charge of approximately $67 million in 2025. In the fourth quarter, we also expect a non-cash charge of approximately $17 million related to drill pipe as more complex drilling programs are reducing the useful life of this asset.

Operational Activity

In Canada, Precision continues to experience elevated customer demand for our drilling services, driven by Super Series rigs equipped with AlphaTM technologies and EverGreenTM environmental solutions. While some customers deferred fourth quarter drilling plans to January, our average active rig count remained robust at 66. We currently have 86 rigs active and expect our rig count to peak at 87 this winter drilling season, with our 32 Super Triples and 47 available Super Single rigs fully utilized.

In the U.S., we averaged 37 rigs in the fourth quarter, reaching a peak of 40 active rigs. While oil rig activity continues to be challenged, the industry’s natural gas rig count increased 21% in 2025 as producers are becoming more constructive on LNG off-take and domestic power demand. We have 37 rigs operating today and continue to have encouraging customer conversations that are expected to support modest activity increases in both oil and natural gas basins during the first quarter.

Internationally, Precision expects seven active rigs throughout 2026, with three operating in the Kingdom of Saudi Arabia and four in Kuwait. Our international operations provide a stable foundation for earnings and cash flow, supported by long-term contracts extending into 2027 and 2028. We continue to evaluate international growth opportunities that meet our disciplined capital return thresholds, including potentially reactivating idle rigs.

As we enter 2026, we expect continued high activity levels for our Well Service business with more than 115 service crews anticipated to be active in early January, and additional crews expected to be deployed as market conditions warrant.

CEO Quote

Carey Ford, Precision’s President and CEO, commented, “Precision generated substantial free cash flow in 2025, allowing us to not only meet our debt reduction and share repurchase targets but also upgrade 27 of our Super Series rigs to meet the needs of our customers. With a durable free cash flow outlook, we plan to improve our capital returns to shareholders in 2026 by continuing to reduce debt and increasing the percentage of free cash flow returned directly to shareholders. I am proud of our people’s commitment to Precision’s High Performance, High Value strategy, delivering exceptional services to our customers, and increasing value for our shareholders.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, rental equipment, and camps all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated future activity levels;
  anticipated free cash flow; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  continued market demand for Super Spec series rigs;
  our ability to deliver rigs to customers on a timely basis;
  the general stability of the economic and political environments in the jurisdictions where we operate; and
  the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  the business, operational and/or financial performance or achievements of Precision may be materially different from that currently anticipated;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

For further information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com